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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (AMENDMENT NO. 1)(1)

                                TEAM MUCHO, INC.
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                                (Name of Issuer)



                         Common Stock, without par value
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                         (Title of Class of Securities)


                                   87816D 10 2
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                                 (CUSIP Number)





                             Robert G. McCreary, III
                          1375 E. 9th Street, Suite 610
                              Cleveland, Ohio 44114
                                 (216) 781-3233
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 19, 2001
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.
                         (Continued on following pages)
                               (Page 1 of 5 Pages)

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         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 87816D 10 2                          13D                                  PAGE 2 OF 5 PAGES
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1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           SVP Co-Investors LLC   (TIN 34-1963521)
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2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ ]
                                                                                                   (b) [ ]

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3.         SEC USE ONLY

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4.         SOURCE OF FUNDS*

           OO
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5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                    [ ]
           PURSUANT TO ITEM 2(d) or 2(e)
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6.         CITIZENSHIP OR PLACE OF ORGANIZATION

           Ohio
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        NUMBER OF           7.     SOLE VOTING POWER
         SHARES
                                   299,930
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       BENEFICIALLY         8.     SHARED VOTING POWER

         OWNED BY                  634,930
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           EACH             9.     SOLE DISPOSITIVE POWER

        REPORTING                  299,930
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       PERSON WITH          10.    SHARED DISPOSITIVE POWER

                                   634,930
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11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           299,930
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12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                              [ ]

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13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.7%
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14.        TYPE OF REPORTING PERSON*

           OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Shares, without par value per share (the "Common Shares") of TEAM Mucho, Inc., an Ohio corporation (the "Company"), whose principal executive offices are located at 110 East Wilson Bridge Road, Worthington, Ohio 43085.

ITEM 2.  IDENTITY AND BACKGROUND.

         The entities filing this statement, Short Vincent Partners, LP, a partnership, and SVP Co-Investors LLC, a limited liability company, are both organized in Ohio and have a business address of 1375 E. 9th Street, Suite 610, Cleveland, Ohio 44114. The general partner of Short Vincent Partners, LP and the managing member of SVP Co-Investors LLC is CapitalWorks, LLC, an Ohio limited liability company, and has a business address of 1375 E. 9th Street, Suite 610, Cleveland, Ohio 44114. Short Vincent Partners, LP, SVP Co-Investors LLC and CapitalWorks, LLC are referred to herein as "SVP."

         SVP has not, during the last five years, been convicted in a criminal proceeding of any crime or misdemeanor.

         SVP has not, during the last five years, been a party to a civil proceeding in any judicial or administrative body which resulted in its being, either now or in the past, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Investment funds. $447,725 from SVP Co-Investors LLC for 151,900 Common Shares.

ITEM 4.  PURPOSE OF TRANSACTION.

         SVP retains the right to acquire or dispose of the Common Shares, as investment considerations dictate. SVP presently has no plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's articles, code of regulations or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration

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pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any
action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         SVP beneficially owns 634,930 Common Shares as of the date of this statement, representing 7.9% of the 8,058,799 Common Shares issued and outstanding as of August 2, 2001.

         SVP has not had any transactions in the Common Shares since the filing of its Schedule 13D dated August 23, 2001.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         SVP has not entered into any written contract with respect to the Common Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not Applicable.



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                                    SIGNATURE
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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                September 27, 2001
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                                                       Dated



                                            /s/ Robert G. McCreary, III
                                        ---------------------------------
                                                     Signature
                                        Name:    Robert G. McCreary, III
                                                 -----------------------
                                        Title:   Chairman, CapitalWorks LLC
                                                 --------------------------